UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Commission File Number)	333-139274

J. H. HARVEY CO., LLC RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

727 South Davis Street Nashville, Georgia 31639 Tel: (704) 633-8250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Plan

(Title of each class of securities covered by this form)

None, for the Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:         None*

* Participants in the Plan are no longer permitted to purchase Ordinary Shares without nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (the “Company”) under the Plan. Therefore, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister any unsold Ordinary Shares, represented by ADSs, and related interests in the Plan offered to participants under the Plan. This Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

The Company’s Ordinary Shares and ADSs continue to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 the J. H. Harvey Co., LLC Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

J. H. HARVEY CO., LLC RETIREMENT PLAN

Date:	January 24, 2012	By:	/s/ Garrett D. Bowne, IV
			Name:	Garrett D. Bowne, IV
			Title:	Member of Delhaize America Benefit Plans Fiduciary Committee